



SAM Incorporated
Small Business Bond™

Bond Terms:

Bond Yield: 11.50%

Target Raise Amount: $124,000

Offering End Date: January 7, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: SAM Incorporated

Founded: January 4, 2006

Address: 1220 Market St
　　　　　　San Francisco, CA 94102

Industry: Full-Service Restaurants

Employees: 16

Website: https://samssf.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards working capital- finish remodel, expand catering services, and marketing
$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 555 Followers





Business Metrics:

	FY22	FY23	YTD 9/30/2024
Total Assets	$1,258,538	$986,859	$991,448
Cash & Cash Equivalents	$913,239	$840	$5,430
Accounts Receivable	$0	$0	$0
Short-term Debt	$49,651	$88,278	$33,537
Long-term Debt	$1,388,688	$1,369,451	$1,013,257
Revenue	$231,347	$1,185,160	$1,075,131
Cost of Goods Sold	$106,548	$370,171	$299,161
Taxes	$0	$0	$0
Net Income	-$580,114	-$211,185	$111,465

Recognition:

SAM Incorporated (DBA Sams American Eatery) was born out of a simple yet powerful vision: to create a warm, welcoming space where everyone—whether a lifelong San Franciscan or a first-time visitor—can gather, relax, and enjoy the timeless comfort of great food. The vision was driven by a deep love for the city and its diverse communities.

About:

SAM Incorporated (DBA Sams American Eatery) combines classic American comfort food with a vibrant, upscale atmosphere. It's strategically located in the heart of San Francisco with an exclusive partnership with nearby Broadway theaters.

For more information, contact our Customer Support Team at support@thesmbx.com

